UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------
                                  SCHEDULE 13G
 ------------------------------------------------------------------------------


                        Under the Securities Act of 1934
                               (Amendment No. 9 )




                             RDM SPORTS GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)




                                   769727 10 8
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/

Cusip No. 769727 10 8                                          Page 2 of 4 Pages



Row 1.: Equitex, Inc.
        84-0905189

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: Delaware Corporation

Row 5.: 5,023,187

Row 6.: None

Row 7.: 5,023,187

Row 8.: None

Row 9.: 5,023,187

Row 10.: / /

Row 11.: 10.1%

Row 12.: CO

Cusip No. 769727 10 8                                          Page 3 of 4 Pages


Item 1.
       (A)  RDM Sports Group, Inc.
       (B)  267 Highway 74 North, Suite 5
            Peachtree City, Georgia 30269

Item 2.
       (A)  Equitex, Inc.
       (B)  7315 E. Peakview Avenue
            Englewood, Colorado 80111
       (C)  Delaware Corporation
       (D)  Common Stock, $.01 Par Value
       (E)  769727 10 8

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
            Not applicable

Item 4. Ownership

       (A) 5,023,187 shares of which 4,979,437 is common stock and 43,750 is common stock issuable upon coversion of 1,750 8% Convertible Subordinated Debentures.
       (B)  10.5%
       (C)  (i)    5,023,187
            (ii)         -0-
            (iii)  5,023,187
            (iv)         -0-

Item 5. Ownership of Five Percent or less of a Class:
            Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person:
            Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company:
            Not applicable

Item 8. Identification and Classification of Members of the Group:
            Not applicable

Item 9. Notice of Dissolution of Group:
            Not applicable

Item 10. Certification:
            Not applicable

Cusip No. 769727 10 8                                          Page 4 of 4 Pages



                                    Signature
                                    ---------

     After Reasonable Inquiry, and to the Best of My Knowledge and Belief, I Certify That the Information Set Forth in this Statement Is True, Complete and Correct.

                                       EQUITEX, INC.


Dated: February 17, 1998 as
       of December 31, 1997            By /s/ THOMAS B. OLSON
                                          --------------------------
                                          Thomas B. Olson, Secretary